

September 2, 2011

Via E-mail
Mr. Miles White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-02189

Dear Mr. White:

We have reviewed your August 22, 2011 responses to our July 25, 2011 comments and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Results of Operations
Research and Development Programs, page 38

1. We have reviewed the information provided in your response to prior comment one. We acknowledge that you are unable to predict whether and, if so, when your phase III products will be approved and therefore cannot disclose the precise number of years you will have the exclusive rights to them. However, we believe, based on the information provided in your response, that disclosure of certain of the information you provided would be meaningful. More specifically, information that provides a floor and ceiling of exclusivity and how that floor and ceiling may be effected by future delays in the approval process, would appear to be useful. For example, you may disclose the timing of expiration for significant patents that you believe provide exclusivity for each project in phase III, without indicating the name or other identifying information about the patent, and may provide other exclusivity periods indicating whether, under what conditions and to what extent these other exclusivity periods would be available for that product. Please provide us proposed disclosure to be included in future periodic reports for each of your products in phase III.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant